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                                     SEC USE ONLY

                                                DOCUMENT SEQUENCE NO.

                                                CUSIP NUMBER

                                                WORK LOCATION

    UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:                                Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1(a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Gabelli Dividend & Income Trust	80-0080998	811-21423

1(d) ADDRESS OF ISSUER STREET CITY STATEZIP CODE	(e) TELEPHONE NO.
One Corporate Center Rye NY 10580	AREA CODE 914	NUMBER 921-5000

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET CITY STATE ZIP CODE
GAMCO Investors, Inc.	13-4044521	Parent Company of Investment Adviser for Issuer	One Corporate Center Rye NY 10580
INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3(a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold [See instr. 3(c)]	(d) Aggregate Market Value ([See instr. 3(d)]	(e) Number of Shares or Other Units Outstanding [See instr. 3(e)]	(f) Approximate Date of Sale [See instr. 3(f)] (MO DAY YR)	(g) Name of Each Securities Exchange [See instr. 3(g)]
Common Stock	G.research, Inc. One Corporate Center Rye, NY 10580		35,000	$705,950 as of 8/9/2013	82,827,719	8/9/2013	NYSE / OTC

INSTRUCTIONS:
1.  (a)  Name of Issuer
     (b)  Issuer’s I.R.S. Identification Number
     (c)  Issuer’s S.E.C. file number, if any
     (d)  Issuer’s address, including zip code
     (e)  Issuer’s telephone number, including area code

2.  (a)  Name of person for whose account the securities are to be sold
     (b)  Such person’s  relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (c)  Such person’s address, including zip code

3.  (a)  Title of the class of securities to be sold
     (b)  Name and address of each broker through whom the securities are intended to be sold
     (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f)  Approximate date on which the securities are to be sold
     (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (02-08)

TABLE I -- SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	11/25/2003	Private Purchase	GAMCO Investors, Inc.	1,826,005	11/25/2003	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments, describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II -- SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

GAMCO Investors, Inc.
One Corporate Center
Rye, NY  10580

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

Gabelli Dividend & Income Trust

		6/4/2013 6/3/2013 5/31/2013 5/30/2013 5/29/2013 5/28/2013 5/23/2013 5/22/2013 5/21/2013 5/20/2013 5/15/2013 5/14/2013 5/13/2013 5/10/2013 5/9/2013	20,000 64,000 62,000 62,000 62,000 62,000 50,000 50,000 50,000 45,000 50,000 50,000 50,000 50,000 50,000	$387,226(1) $1,236,518(1) $1,224,246(1) $1,232,306(1) $1,225,759(1) $1,243,522(1) $999,445(1) $1,011,240(1) $1,005,240(1) $907,776(1) $997,490(1) $994,015(1) $991,825(1) $989,835(1) $989,305(1)
REMARKS:  (1)  Average price at which the shares were sold.  Excludes commissions.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

                                August 9, 2013                                                                                                                                     /s/ Robert S. Zuccaro
DATE OF NOTICE                                                                                                                                     (SIGNATURE)
                                                                                                                                                                                              Robert S. Zuccaro, Executive Vice President and CFO _______________________________________________________
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION
IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)